SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 18TH, 2013

DATE, TIME AND PLACE: On April 18th, 2013, at 12:30pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of audio or video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. It was registered the justified absence of Mr. Mailson Ferreira da Nóbrega. The meeting was also attended by Messrs. Mario Girasole, Regulatory and Institutional Affairs Officer, Carlo Filangieri, responsible for the Network Officer, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the election of the Chairman of the Board of Directors; (2) To resolve on the election of the Secretary of the Board of Directors; (3) To resolve on the composition of the Compensation Committee; and (4) To authorize the execution of the service agreement related to the Ran Sharing Project LTE.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) The Board indicated and elected Mr. Franco Bertone to the position of Chairman of the Board of Directors of the Company, with mandate until the Annual Shareholders Meeting of the Company which shall be held in the year of 2015. Shall be registered that Mr. Franco Bertone will take place in the position of a Board Member and, consequently, in the position of Chairman of the Board of Directors only after he has fulfilled all the legal formalities required for a permanent visa, provided that he will reside in the country. Therefore, during this period, Mr. Manoel Horacio Francisco da Silva will temporally hold the position of Chairman of the Board of Directors;

(2) The Board, according to its Internal Rules, indicated and elected Mr. Jaques Horn, Company’s Legal Officer, to exercise the duties of the Secretary of the Board of Directors of the Company, until the first Board Meeting to be held after the Annual Shareholders Meeting of the Company of the year of 2014;

(3) The Board indicated and elected Messrs. Manoel Horacio Francisco da Silva, Oscar Cicchetti and Patrizio Graziani to compose the Compensation Committee, being Mr. Manoel Horacio Francisco da Silva Chairman of the referred Committee. All Board Members hereby elected to compose the Compensation Committee will be in the office until the Annual Shareholders Meeting to be held in the year of 2015;

(4) The Board, according to the presented material which shall be filed at the Company’s head offices, authorized the execution of the service agreement related to the Ran Sharing Project LTE, to be entered into by TIM Celular S.A. (“TCEL”) and TNL PCS S/A (‘OI”), to be in force for fifteen (15) years, automatically renewed for successive periods of five (5) years, except otherwise expressed by the parties within a minimum of three years in advance. The scope of the agreement hereby approved encompasses: (i) the lease of rights of the access network and the backhaul of LTE 2.5 GHz; (ii) the sharing agreement between the parties; (iii) the network deployment in twelve (12) cities in the first year of the agreement, being that the inclusion of new cities in the scope of the project will depend on the approval of both parties, and (iv) the geographical division of new areas. Shall be registered that the execution of such agreement is subjected to the approval of the Agência Nacional de Telecomunicações – ANATEL.

CLARIFICATION AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, April 18th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 18, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.